UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Harris Interactive Inc.
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

414549105
(CUSIP Number)

Cédric de Bailliencourt Tour Bolloré 31/32 quai de Dion Bouton 92800 Puteaux, France Telephone: (33) 1 46 96 48 97 Telefax: (33) 1 46 96 48 76	Nikolaos G. Andronikos, Esq. Sullivan & Cromwell LLP 24 rue Jean Goujon 75008 Paris, France Telephone: (33) 1 73 04 58 70 Telefax: (33) 1 73 04 10 10

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 20, 2008
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        (Continued on following pages)

SCHEDULE 13D

CUSIP No. 414549105	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS. Vincent Bolloré
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,615,283
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,615,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,615,283
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.41%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The denominator is based on 53,299,427 Common Shares outstanding as of February 8, 2008, as reported by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on February 11, 2008.

SCHEDULE 13D

CUSIP No. 414549105	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS. Financière de Sainte-Marine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,615,283
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,615,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,615,283
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.41%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	The denominator is based on 53,299,427 Common Shares outstanding as of February 8, 2008, as reported by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on February 11, 2008.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 5 to Statement on Schedule 13D (the “Amendment No. 5”) amends and supplements the Statement on Schedule 13D, originally filed on April 20, 2007, as amended and supplemented by Amendment No. 1 to Statement on Schedule 13D, filed on August 13, 2007, and as further amended and supplemented by Amendment No. 2 to Statement on Schedule 13D, filed on November 7, 2007, and as further amended and supplemented by Amendment No. 3 to Statement on Schedule 13D, filed on November 20, 2007, and as further amended and supplemented by Amendment No. 4 to Statement on Schedule 13D, filed on December 18, 2007, and relates to the common shares, par value $0.001 per share (the “Common Shares”) of Harris Interactive Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 60 Corporate Woods, Rochester, NY 14623.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby replaced and superseded in its entirety by the following description:

Vincent Bolloré and Financière de Sainte-Marine (the “Reporting Persons”) have decided to evaluate and explore any and all options available to them regarding their investment in the Issuer, taking into account a variety of factors, including, without limitation, the business, performance, financial condition, competitive position and prospects of the Issuer, possible strategic transactions involving the Issuer and third parties, the prospects of the Reporting Persons’ own business, the market for the Issuer’s shares and other opportunities available to the Reporting Persons, as well as industry and general economic conditions, financial and stock market conditions and other relevant factors and future developments. The Reporting Persons are unable to predict the outcome of this evaluation and review.

Except as disclosed in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the Reporting Persons reserve the right, at any time, as they deem appropriate, to develop intentions, plans or proposals with respect to the Issuer or its business or change such intentions, plans or proposals, take any action in any manner permitted by law as it deems appropriate (including, without limitation, any and all action enumerated in Item 4(a) through (j) of the form of Schedule 13D), as well as not to pursue any such intentions, plans or proposals and not to take any such action. Accordingly, and without limiting the generality of the foregoing, pending or following such evaluation and review, the Reporting Persons may at any time or from time to time, directly or indirectly, including through their respective affiliates, (i) purchase or otherwise acquire additional Common Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such Common Shares or other securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) seek to acquire or acquire control of the Issuer in any manner, including by way of merger, or enter into strategic or extraordinary corporate transactions with the Issuer, (iii) sell, transfer or otherwise dispose of Issuer Securities in the open market, in privately negotiated transactions or otherwise, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, or (v) encourage the Issuer (including, without limitation, through communications with the Issuer’s directors and management, existing or potential security holders, investors, lenders or strategic partners, and investment and financing professionals) to consider, explore, pursue or reject various strategic alternatives or extraordinary corporate transactions, such as sale, merger or other reorganization of the Issuer, acquisitions or dispositions by the Issuer of companies or assets, or other changes to the Issuer’s business or structure.

For purposes of this evaluation and review of the options available to them in connection with their investment in the Issuer, the Reporting Persons have recently engaged in and wish to engage in further discussions with the Issuer’s management and/or board of directors and their representatives and, in that context, have requested from the Issuer access to confidential information regarding the Issuer and its business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) is hereby replaced and superseded in its entirety by the following description:

(a)  See items 11 and 13 of the cover pages to this Amendment No. 5 for the aggregate number and percentage of Common Shares beneficially owned by each of the Reporting Persons.

FdSM is the holder of record of 6,615,283 Common Shares, representing 12.41% of the Issuer’s stock (an estimated 12.41% of voting rights). Vincent Bolloré indirectly controls FdSM through his indirect controlling interests in a series of parent companies of FdSM, including Financière de l’Odet, Bolloré S.A., Plantations des Terres Rouges and Compagnie du Cambodge, all French companies, except for Plantations des Terres Rouges, which is a Luxembourg company. Thus, Vincent Bolloré may be considered to have beneficial ownership of the entire 6,615,283 Common Shares owned of record by FdSM, representing 12.41% of the Issuer’s stock (an estimated 12.41% of voting rights).

(b)  See items 7 through 10 of the cover pages to this Amendment No. 5 for the number of Common Shares beneficially owned by each Reporting Person as to which there is the sole power to vote or to direct the vote, shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

FdSM has both voting and dispositive power with respect to the Common Shares indicated as owned of record by it in Item 5(a). However, Vincent Bolloré, who controls FdSM through his indirect controlling interests in the parent companies of FdSM, including those as specified in paragraph (a) above, directs the investments and voting of each of them. Thus, Mr. Bolloré shares voting and dispositive power with respect to the Common Shares owned by FdSM.

(c)  No transactions were effected by FdSM since the filing of Amendment No. 4 to Statement on Schedule 13D on December 18, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 20, 2008

VINCENT BOLLORÉ

By: /s/ Cédric de Bailliencourt*
Name:  Cédric de Bailliencourt
Title:  Attorney-in-fact

FINANCIÈRE DE SAINTE-MARINE

By: /s/ Cédric de Bailliencourt*
Name:  Cédric de Bailliencourt
Title: Attorney-in-fact

* Duly authorized under the Joint Filing Agreement, dated April 19, 2007, appointing Cédric de Bailliencourt agent and attorney-in-fact, by and between Mr. Vincent Bolloré and Financière de Sainte-Marine, filed as Exhibit 3 to Statement on Schedule 13D filed on April 20, 2007, and incorporated herein by reference.